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                                  UNITED STATE
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 12b-25                    SEC FILE NUMBER
                                                                  33-46921-A

                                                                 CUSIP NUMBER



                           NOTIFICATION OF LATE FILING

     (CHECK ONE): [X] Form 10-K ___ Form 20-F ___ Form 11-K ___ Form 10-QBS ___ ____Form N-SAR

     For Period Ended:_12-31-96__________
            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR For the Transition Period Ended:____________________

     READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OF TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained here in.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     PART 1 - REGISTRANT INFORMATION
     KELLER FINANCIAL SERVICES OF FLORIDA, INC.
     Full Name of Registrant
     --------------------------------------------------------------------------
     Former Name if Applicable

     18167 U.S. HIGHWAY 19 NORTH, SUITE 450
     --------------------------------------------------------------------------
     Address of Principal Executive Officer (STREET AND NUMBER)

     CLEARWATER, FLORIDA 34624
     --------------------------------------------------------------------------
     City, State and Zip Code

     PART II - RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The Subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form

     10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (3) The accountant's statement or other exhibit require by Rule 12b-25(c) has been attached if applicable.

     PART III - NARRATIVE
     State below in reasonable detail the reasons why the Form 10-K, 11-KL, 10-Q transition report or portion there of, could not be filed within the prescribed time period., N-SAR, or the

     Independent audit of fiscal year end, 12-31-96 financial statements, has not been completed.

                                                (Attach Extra Sheets if Needed)
                                                             SEC  1344  (11-91)
     PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
         JOHN D. HALLSTROM         813            524-1400 EXT.1234
         -----------------         ---            -------------------
               (Name)           (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports )
         been filed ? If answer is no, identify report(s).       [X] YES [ ] NO

        -----------------------------------------------------------------------

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                              [X] YES [ ] NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     APPROXIMATELY $1.8 MILLION DECREASE IN INTEREST INCOME FOR FISCAL YEAR 1995 (CONSOLIDATED) DUE TO RECALCULATION OF INTEREST METHOD ACCRUALS MADE POSSIBLE BY RECENTLY INSTALLED SOFTWARE.

                   KELLER FINANCIAL SERVICES OF FLORIDA, INC.
                   ------------------------------------------

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date 3/28/97          By: MICHAEL NIXON, PRESIDENT
                               ------------------------